

Mail Stop 3561

June 13, 2016

Via E-mail
Michael Welch
Chief Executive Officer
Rocky Mountain High Brands Inc.
9101 LBJ Freeway, Suite 200
Dallas, TX 75243

      Re: **Rocky Mountain High Brands Inc.**
              Registration Statement on Form 10
              Amendment No. 1 filed May 26, 2016
              File No. 000-55609

Dear Mr. Welch:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2016 letter.

Overview, page 3

1.   We reissue prior comment 2. Please describe the development of the business during the last three years as required by Item 102(h) of Regulation S-K. Your description should address clearly the material developments in the business including the material effects of the bankruptcy proceedings.

Acquisition Agreements, page 4

2.   Refer to prior comment 3. The purpose of the transactions with the Dollar shots entities remains unclear; as it appears you sold the formulas you indicate that you intended to acquire. Please clarify.

Existing Products, page 5

3.   Please expand your disclosure in response to prior comment 4 to clarify the contractual arrangements under which your products are developed, manufactured, bottled and distributed. Describe the material terms of any contractual agreements concerning your products including the duration of such agreements.

4.   Please clarify where you source your supply of hemp for your products.

New Product Pipeline, page 6

5.   Refer to prior comment 5. Please address the expected timing through to revenue generation of your pre-development stage products.

Regulatory Requirements, page 6

6.   We note that you intend to develop a cannabinoid beverage line. It is unclear whether the products you identified as legal in response to comment 11 include cannabinoids. Please clarify. Refer to the definition of marihuana in the Controlled Substances Act in your response.

Sales Channels, page 7

7.   Please disclose the approximate proportion of your sales in the past fiscal year that were attributable to each distribution method you describe. Clarify how the distribution agreements filed as exhibits are reflected in your methods of distribution.

Management's Discussion and Analysis, page 18

Future Liquidity Requirements, page 30

8.   Please tell us the basis for your statement that you anticipate securing a revolving business line of credit for $2 to 5 million. Tell us the status of any negotiations regarding such line of credit. Also, tell us the status of any plans to raise cash through the sale of stock.

Directors and Executive Officers, page 33

9.   We note your revised disclosure regarding your officers and directors contains marketing style language regarding their prior experience. Please revise your disclosure regarding their experience to remove such language and instead describe their business experience. As examples we note the statement that Mr. Grisaffi is gifted with a unique and perceptive instincts regarding emerging consumer trends and the statements regarding Mr. Smith's exemplary skills and thirty five years of sustaining consistent and effective strategic performance.

Involvement in Certain Legal Proceedings, page 37

10.   We note your disclosure that Empire sued the Company claiming it was owed approximately $200,000 for its services along with additional damages. Tell us and disclose whether you accrued an estimated loss from loss contingency related to this claim in accordance with ASC 452-20-25-2 or demonstrate to us why the accrual for loss contingency is not required. Revise your financial statements and disclosures as appropriate.

Summary Compensation Table, page 39

11.   We note the changes made to your Summary Compensation Table in response to prior comment 20. We now note that the compensation reflected in summary compensation table does not add up to the summary compensation totals for Andrew Newsom and David Seeberger. Please revise or advise as appropriate.

 Legal Proceedings, page 43

12.   Please file the manufacturing agreement with Rodney Peterson as an exhibit. Refer to Item 601(b)(10) of Regulation S-K which requires agreements entered into within the past two years to be filed.

Recent Sales of Unregistered Securities, page 46

13.   We note that in a phone call with the staff on June 8, 2016 you indicated that the disclosure regarding shares cancelled or issued in connection with the bankruptcy code is not really correct. Please revise or advise.

14.   Disclose the facts relied upon to determine that each of these transactions was not part of a public offering, as you indicate in the first paragraph on page 47.

Financial Statements

15.   We read your response to our comment 29. We note you have not substantially addressed the comment and we therefore reissue the comment. We note you filed a petition under Chapter 11 of the Bankruptcy Code on December 16, 2013 and on July 11, 2014 the Court entered an order confirming your amended plan of reorganization. Accordingly, it appears to us the financial statements for the periods during and after reorganization proceedings should be presented in accordance with ASC 852-10-45 and related disclosures in ASC 852-10-50. Refer to ASC 852-10-55 for additional guidance. Please revise or advise.

16.   Please explain to us in detail how you determined that you did not meet the criteria in ASC 852-10-45-19 to qualify for fresh start reporting. In this regard, please explain to us

Michael Welch
Rocky Mountain High Brands, Inc.
June 13, 2016
Page 4

in detail how you considered the significant issuances and returns of shares during the years ended June 30, 2014 and 2015 disclosed in Item 10. Recent Sales Unregistered Securities, page 46. Revise your disclosures as appropriate.

Statements of Shareholders Equity, page F-5

17.   We note significant issuances and returns of shares during the years ended June 30, 2014 and 2015 disclosed in Item 10. Recent Sales Unregistered Securities, page 46, which are not reflected in your statement of shareholder's equity. Please revise to include all share issuances and returns during the periods presented with sufficient explanations included in Note 7 or explain to us, in detail, why these transactions need not be presented in your statements of shareholders equity.

Unaudited Condensed Interim Financial Statements
Statements of Operations, page F-19

18.   We note your response to prior comment 30 that your financial statements have been revised to reflect the gain on extinguishment of debt regarding the Roy Meadows exchange agreement as a capital transaction. However, your disclosures in MD&A are not consistent with your response. Please revise your financial statements and disclosures as appropriate

Financial Statements and Exhibits

19.   Please file your plan of reorganization as an exhibit.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Joe Laxague, Esq.
        Laxague Law, Inc.